UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 Ridgeview Drive
(No. and Street)

Missouri City	Texas	77459-4046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeri Ann Smith 408-307-9504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd, LLP
(Name – *if individual, state last, first, middle name*)

9575 Katy Freeway, Suite 370	Houston	Texas	77024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jeri Ann Smith**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Benjamin Securities Investment Company, Inc.**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

MONICA P. MOELLERING
Notary Public, State of Texas
My Commission Expires
October 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benjamin Securities Investment Company, Inc.

We have audited the accompanying financial statements of Benjamin Securities Investment Company, Inc. (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities Investment Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 28, 2014

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and money market accounts	$ 45,917
Advisory fees receivable	8,765
Other receivables	10
Clearing deposit	11,362
Securities owned, at fair value	46,945
Property and equipment, net of accumulated depreciation of $39,494	18,141
Prepaid expenses and deposits	1,500
Total assets	$ 132,640
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 658
Accounts payable, shareholders	11,760
Total liabilities	12,418
Stockholders' equity:	
Common stock, no par value, 1,000,000 shares authorized, 17,778 shares issued and outstanding	160,001
Retained earnings (deficit)	(39,779)
Total stockholders' equity	120,222
Total liabilities and stockholders' equity	$ 132,640

The accompanying notes are an integral part of these statements

Revenue	
Investment advisory fees	$ 91,615
Commissions	6,001
Interest and dividends	1,814
Total revenue	99,430
Expenses	
Compensation and related costs	49,279
Occupancy	18,000
Regulatory fees	3,088
Professional fees	7,356
Commissions	78
Communications and data processing	511
Depreciation	5,238
Other expenses	7,383
Total expenses	90,933
Operating income (loss)	8,497
Other income (expense)	
Realized and unrealized gains (losses) on securities owned, net	(26,412)
Income (loss) before tax	(17,915)
Provision for Federal income tax	546
Net income (loss)	$ (18,461)

	Common Stock		Retained Earnings (Deficit)	Total
	Shares	**Amount**		
Balances, December 31, 2012	17,778	$ 160,001	$ (21,318)	$ 138,683
Net income (loss)			(18,461)	(18,461)
Less, Dividends paid			-	-
Balances, December 31, 2013	17,778	$ 160,001	$ (39,779)	$ 120,222

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income (loss)	$	(18,461)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,238
Realized and unrealized (gains) losses on securities owned		26,412
Change in assets and liabilities		
(Increase) decrease in receivables		(304)
Proceeds from sale of securities owned		12,845
Increase (decrease) in accounts payable and accrued expenses		(6,785)
Increase (decrease) in accounts payable, shareholders		11,076
(Increase) decrease in prepaid expenses and deposits		(1,500)
Net cash flows from operating activities		28,521
Cash flows from investing activities:		
Increase in deposit account		-
Purchase of property and equipment		-
Net cash flows from investing activities		-
Cash flows from financing activities:		
Dividends paid		-
Net cash flows from financing activities		-
Net increase (decrease) in cash		28,521
Cash, beginning of period		17,396
Cash, end of period	$	45,917

Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	-
Cash paid for income tax	-

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Benjamin Securities Investment Co., Inc. (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on August 12, 1996. We are based in the Houston Gulf Coast area of Texas. We use December 31 as a fiscal year for financial reporting purposes.

Benjamin and Joyce Smith own 90% of the outstanding shares. Jeri Ann Smith owns 10% of the outstanding shares

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We have a fully disclosed correspondent agreement with Southwest Securities, Inc. effective October 2, 1996. This agreement remains in effect.

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii). This rule provides that it shall not be applicable to a broker or dealer:

> (ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Clearing deposit – As a condition to enter into the fully disclosed correspondent agreement, Southwest Securities, Inc. required us to deposit $10,000 with them. The agreement does not stipulate any restriction on the cash deposit. However, we consider the maintenance of this deposit necessary to the continuation of the correspondent agreement with Southwest Securities, Inc. The value of the account at December 31, 2013 was $11,362.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short

maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2013, no allowance was deemed necessary.

Securities owned – Securities owned are classified as trading securities in accordance with generally accepted accounting principles applicable to broker/dealers, and are reported at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are discussed in more detail below.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, when present, are recorded net on the statement of financial condition.

Revenue recognition – Investment advisory fees and commissions are recorded as earned. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using the straight line method over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Uncertainty in financial markets:
During the year ended December 31, 2008, worldwide financial markets experienced severe turmoil. Many stock markets suffered significant declines in values, unemployment increased in many places, and reported corporate profits declined. In addition, many stock prices on stock exchanges around the world declined dramatically. As a result of this financial upheaval, which was widely chronicled, governments around the world took extreme measures in an attempt to stabilize markets. Markets recovered due to

heavy stimulus by the Federal Reserve through its Quantitative Easing program and the federal government through the American Recovery and Reinvestment Act. At this time, it is unclear whether the economic recovery will continue. We are optimistic that macro-economic activity will remain strong but we make no claim that it will not contract into a recession or depression. We have not determined the effect, if any, that any future financial turmoil will have on our business.

Note 3 – Investment in securities owned:
FASB ASC 820, ***Fair Value Measurements and Disclosures*** establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

		Fair Value Measurements Using:	
December 31, 2013:	**Fair Value**	**Quoted Prices In Active Markets For Identical Assets (Level 1)**	**Level 2 and Level 3 Inputs**
Securities owned (trading securities):			
Domestic equities	$17,111	$17,111	
Foreign equities	$29,834	$29,834	
Total	$46,945	$46,945	

A reconciliation of Fair Values is as follows:

December 31, 2013:	**Investments in Securities Owned**
Beginning balance	$86,202
Total gains or losses (realized and unrealized) included in Statement of Income	(26,412)
Purchases, sales, issuances, and settlements (net)	(12,845)
Ending balance	$46,945

Gains and losses (realized and unrealized) included in net income (loss) for the year ended December 31, 2013 are reported in net appreciation in fair value of investments.

Note 4 - Federal income tax:

We follow applicable FASB Topics regarding *Accounting for Income Taxes.* Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for Federal income tax, using the expected rate of 15%, consists of the following:

	Year Ended December 31, 2013
Federal income tax attributable to:	
Current operations	$ (2,687)
Timing difference, unrealized loss on marketable securities	4,251
Timing difference, depreciation	621
Permanent difference, nontaxable dividend income	(272)
Income tax provision before net operating loss	1,913
Less, net operating loss deduction	(1,367)
Net provision for Federal income tax	$ 546

The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

	December 31, 2013
Deferred tax asset (liability) attributable to:	
Difference between book and tax accumulated depreciation	$ (2,309)
Capital loss carryover	5,415
Section 179 depreciation carryover	1,488
Unrealized loss in value of securities	7,488
Subtotal	12,082
Less: Valuation allowance	(12,082)
Net deferred tax asset	$ -

At December 31, 2013, we had an unused capital loss carryover of $36,102 that is available to offset future realized capital losses and expires in 2015. A Section 179 expense deduction in the amount of $9,923 is available for carryover. We believe that we are no longer subject to U.S. federal income tax examinations for fiscal years before 2010.

Note 5 – Related party transactions:
At December 31, 2013, we owed Benjamin and Joyce Smith, our majority shareholders, the amount of $11,760 for expenses paid on our behalf or funds advanced.

We share office space, computers, furniture and fixtures and office supplies with Smith & Smith, Certified Public Accountants, which is owned by our shareholders Benjamin and Joyce Smith. In connection with that arrangement, we paid $18,000 in rent during 2013 to Benjamin and Joyce Smith under a month-to-month rental arrangement. For calendar year 2014, we expect to pay approximately $18,000 under the month-to-month rental arrangement. There is a written expense sharing agreement covering the agreement between the Company, Smith & Smith, CPAs, and the owners.

Note 6 – Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA.

Note 7 – Concentrations of credit risks:
The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, we received approximately 50% of our investment advisory fees from one client during the year ended December 31, 2013.

Note 8 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $84,643 which was $79,643 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 15.59 percent.

Note 9 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the auditors' report, the date on which these financial statements are available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 10 - New accounting pronouncements:
Recent accounting pronouncements which have not yet become effective have been evaluated by management and are not currently expected to have a material effect on our financial statements.

Schedule I

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Schedules
December 31, 2013

Computation of Net Capital and Aggregate Indebtedness

Total stockholders' equity	$ 120,222
Deduct stockholders' equity not allowable for net equity	(8,765)
Total stockholders' equity qualified for net capital	111,457
Subordinated borrowings	-
Other (deductions) or allowable credits - deferred income taxes	-
Total capital and allowable subordinated borrowings	111,457
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation of $39,494	(18,141)
Net capital before haircuts on securities positions	93,316
Haircuts on securities positions	
Marketable securities	(7,759)
Undue concentrations	(914)
Net Capital	$ 84,643
Aggregate indebtedness	
Total liabilities	$ 12,418
Total aggregate indebtedness	$ 12,418
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 79,643
Percentage of aggregate indebtedness to net capital	15.59%

Schedule I

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Schedules
December 31, 2013

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2013 (unaudited)	$ 85,935
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Adjustments affecting tentative net capital:	
Decrease in net income- income taxes - federal	(546)
Increase in net income- mutual fund revenue	7
Increase in net income- dividend revenue	66
Increase in net income- lower TWC expense	17
Increase in net income- lower foreign tax expense	11
Increase in net income- lower franchise tax expense	14
Decrease in retained earings-reverse immaterial prior period payable	(60)
Decrease in nonallowable receivables	117
Adjustments of haircuts:	
Increase in haircut for undue concentration, Chevron Corp.	(673)
Increase in haircut for money market funds in investment account	(340)
Decrease in haircut for undue concentration, Barrick Gold	95
Net capital as computed above	$ 84,643

Schedule I

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Schedules
December 31, 2013

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of liabilities subordinated to claims of general creditors:	
Beginning of year	$ -
During the year	
End of year	$ -

Statement Indicating the Exemption to 15c3-3 Claimed by the Firm

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from Regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

Possession or Control Requirement Under Rule 15c3-3

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2013.

1. Computation of Net Capital under Rule 15c3-1
2. Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3 for the Year Ended

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers, and does not carry accounts of, or for customers, and does not engage in any of the activities described in paragraph (a)(2)(l) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(s)(vi), the net capital requirement is $5,000.

2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

ABBM Group, Ltd LLP
Certified Public Accountants

9575 Katy Freeway, Suite 370
Houston, Texas 77024
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Benjamin Securities Investment Company, Inc.

In planning and performing our audit of the financial statements of Benjamin Securities Investment Company, Inc.(the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory

agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 28, 2014